Millenium
                              Holding Group, Inc.

                                 12 Winding Road
                               Henderson, NV 89052
                               Tel: (702) 492-7721
                               Fax: (702) 492-7728


March 31, 2006

Mr. Thomas Flinn
United States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


RE: Form 8-K filed March 31, 2006
    File No. 0-28431

Dear Mr. Flinn:

The following is in response to your comment contained in your letter dated March 31, 2006.

8-K FILED MARCH 31, 2006

COMMENT #1 - Please file an amended Form 8-K to include a letter from your former accountant, De Joya Griffith & Company, indicating whether or not they agree with your disclosures in the Form 8-K.

     RESPONSE: The amended Form 8-K including the letter from De Joya Griffith & Company has been included in the Form 8-K/A

The Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MILLENIUM HOLDING GROUP, INC.


By: /s/ Richard L. Ham
   ---------------------------
   Richard L. Ham
   President